===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]




For the fiscal year ended December 31, 1993




                                       OR



[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



For the transition period from ________ to ________

Commission file number ________________



         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


             BECKMAN INSTRUMENTS, INC. SAVINGS AND INVESTMENT PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           BECKMAN INSTRUMENTS, INC.
                             2500 Harbor Boulevard
                          Fullerton, California 92634


===============================================================================

       BECKMAN INSTRUMENTS, INC.
         SAVINGS AND INVESTMENT PLAN
       Financial Statements and Supplemental Schedules
       December 31, 1993, 1992 and 1991
       (With Independent Auditors' Report Thereon)

                           BECKMAN INSTRUMENTS, INC.
                          SAVINGS AND INVESTMENT PLAN

            Index to Financial Statements and Supplementary Schedule





Financial Statements

Independent Auditors' Report

Statement of Net Assets Available for Plan Benefits--
  December 31, 1993

Statement of Net Assets Available for Plan Benefits--
  December 31, 1992

Statement of Changes in Net Assets Available for Plan
  Benefits--Year ended December 31, 1993

Statement of Changes in Net Assets Available for Plan
  Benefits--Year ended December 31, 1992

Statement of Changes in Net Assets Available for Plan
  Benefits--Year ended December 31, 1991

Notes to Financial Statements



Schedule

Investments--December 31, 1993
Schedule 1





Schedules not included have been omitted because they are either not applicable or the information is included in the financial statements.

                        [KPMG PEAT MARWICK LETTERHEAD]



                          Independent Auditors' Report


The Corporate Benefits Committee of the
  Beckman Instruments, Inc.
  Savings and Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Beckman Instruments, Inc. Savings and Investment Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1993. In connection with our audits of the financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These financial statements and supplementary schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                                 /s/  KPMG PEAT MARWICK

Orange County, California
June 1, 1994

                           BECKMAN INSTRUMENTS, INC.
                          SAVINGS AND INVESTMENT PLAN
              Statement of Net Assets Available for Plan Benefits
                               December 31, 1993


                                                                         Interest
                                             Beckman       Balanced       Income        Equity       Index
                                           Stock Fund        Fund          Fund          Fund         Fund         Total
                                           -----------     ---------     ---------      -------      ------        ------
Assets:
  Investments, at fair value (note 5):
    Common stock of plan sponsor
      (aggregate cost $16,669,876)        $20,258,951         --             --            --          --         20,258,951
    Mutual fund (aggregate cost
      $36,724,336)                              --            --             --       36,883,767    2,531,751     39,415,518
    Collective trust fund (aggregate cost
      $18,661,011)                              --         20,493,951        --            --          --         20,493,951
    Group contracts with insurance
      companies (aggregate cost
        $76,187,209)                            --            --        76,187,209         --          --         76,187,209
     Bankers' Trust Basic-(aggregate cost
       $10,029,548)                             --            --        10,029,548         --          --         10,029,548
                                          -----------      ----------   ----------    ----------    ---------    -----------
         Total investments                 20,258,951      20,493,951   86,216,757    36,883,767    2,531,751    166,385,177
  Cash                                        171,367         --         1,761,308           233       --          1,932,908
  Other receivables                           334,378          19,365       15,996         1,751        8,887        380,377
                                          -----------      ----------   ----------    ----------    ---------    -----------
         Total assets                      20,764,696      20,513,316   87,994,061    36,885,751    2,540,638    168,698,462
                                          -----------      ----------   ----------    ----------    ---------    -----------
Liabilities:
  Transfers payable (receivable) from
    funds                                     317,842         (86,264)    (101,670)      (49,399)     (80,509)       --
                                          -----------      ----------   ----------    ----------    ---------    -----------

Net assets available for plan benefits    $20,446,854      20,599,580   88,095,731    36,935,150    2,621,147    168,698,462
                                          ===========      ==========   ==========    ==========    =========    ===========


See accompanying notes to financial statements.

                               BECKMAN INSTRUMENTS, INC.
                              SAVINGS AND INVESTMENT PLAN

                  Statement of Net Assets Available for Plan Benefits

                                    December 31, 1992



                                             SmithKline                         Interest
                                   Beckman     Beecham    Allergan   Balanced    Income         Equity       Index
                                 Stock Fund  Stock Fund  Stock Fund    Fund       Fund           Fund         Fund       Total
                                 ----------  ----------  ----------  --------   ----------    ----------   ----------   --------
Assets:
  Investments, at fair
    value (note 5):
      Common stock of plan
        sponsor (aggregate
        cost $15,409,461)       $16,378,942       --          --          --          --            --         --      16,378,942
      Common stock (aggregate
        cost $358,180)                  --      849,524    138,424        --          --            --         --         987,948
      Mutual fund (aggregate
        cost $29,835,634)               --        --          --          --          --      29,094,511    844,459    29,938,970
      Collective trust fund
        (aggregate cost
        $15,591,679)                    --        --          --     16,239,552       --            --         --      16,239,552
      Commingled interest
        income funds
        (aggregate cost
        $71,911,435)                    --        --          --          --    71,911,435          --         --      71,911,435
      Bankers' Trust Basic
        (aggregate cost
        $10,311,678)                    --        --          --          --    10,311,678          --         --      10,311,678
                                -----------   ---------    -------  ----------  ----------    ----------   --------   -----------
          Total investments      16,378,942     849,524    138,424  16,239,552  82,223,113    29,094,511    844,459   145,768,525
  Cash                               70,615     107,249     24,418        --     1,899,329           208       --       2,101,819
  Other receivables                      21     184,525     30,445        --         --              866      2,000       217,857
                                -----------   ---------    -------  ----------  ----------    ----------   --------   -----------
          Total assets           16,449,578   1,141,298    193,287  16,239,552  84,122,442    29,095,585    846,459   148,088,201
                                -----------   ---------    -------  ----------  ----------    ----------   --------   -----------
Liabilities:
  Transfers payable
    (receivable) from
    other funds                    (255,225)    238,140     47,811     (63,391)    101,751        71,959   (141,045)        --
  Other payables                        --        --          --          --       261,548          --         --         261,548
                                -----------   ---------    -------  ----------  ----------    ----------   --------   -----------
          Total liabilities        (255,225)    238,140     47,811     (63,391)    363,299        71,959   (141,045)      261,548
                                -----------   ---------    -------  ----------  ----------    ----------   --------   -----------
Net assets available for
  plan benefits                 $16,704,803     903,158    145,476  16,302,943  83,759,143    29,023,626    987,504   147,826,653
                                ===========   =========    =======  ==========  ==========    ==========   ========   ===========

                See accompanying notes to financial statements.

                           BECKMAN INSTRUMENTS, INC.
                          SAVINGS AND INVESTMENT PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1993

                                                 SmithKline                           Interest
                                     Beckman      Beecham     Allergan    Balanced     Income      Equity     Index
                                    Stock Fund   Stock Fund  Stock Fund     Fund        Fund        Fund       Fund        Total
                                    -----------  ----------  ----------  ----------  ----------  ----------  ---------  -----------
Additions to plan assets
  attributed to:
    Realized gains on:
      Investment in employer's
        common stock                $   113,371      --          --           --          --          --         --         113,371
      Other investments                   --         --          --           3,594       --        187,870     10,037      201,501
                                    -----------   --------    --------   ----------  ----------  ----------  ---------  -----------
        Total realized gains            113,371      --          --           3,594       --        187,870     10,037      314,872
  Unrealized gains (losses)           2,619,594   (555,347)    (74,421)   1,185,033       --      2,478,418    109,430    5,762,707
                                    -----------   --------    --------   ----------  ----------  ----------  ---------  -----------
  Net appreciation (depreciation)
    in fair value of investments      2,732,965   (555,347)    (74,421)   1,188,627       --      2,666,288    119,467    6,077,579
  Dividends                             264,844      5,942         536      684,976       --      3,046,662     56,197    4,059,157
  Interest                                4,398        530         139      130,993   6,780,471       3,135         12    6,919,678
                                    -----------   --------    --------   ----------  ----------  ----------  ---------  -----------
       Total investment income
         (expense)                    3,002,207   (548,875)    (73,746)   2,004,596   6,780,471   5,716,085    175,676   17,056,414
                                    -----------   --------    --------   ----------  ----------  ----------  ---------  -----------
  Contributions:
   Beckman Instruments, Inc.          1,103,066      --          --           --      3,214,300       --         --       4,317,366
   Employees                            492,036      --          --       3,242,993   4,673,000   4,453,833    815,893   13,677,755
                                    -----------   --------    --------   ----------  ----------  ----------  ---------  -----------
       Total contributions            1,595,102      --          --       3,242,993   7,887,300   4,453,833    815,893   17,995,121
                                    -----------   --------    --------   ----------  ----------  ----------  ---------  -----------
       Net additions (deductions)     4,597,309   (548,875)    (73,746)   5,247,589  14,667,771  10,169,918    991,569   35,051,535
Deductions from plan assets
  attributed to distributions
  of benefits                         1,069,020    345,846      70,775    1,247,115   8,511,851   2,849,466     85,653   14,179,726
                                    -----------   --------    --------   ----------  ----------  ----------  ---------  -----------
Net increase (decrease) in
  net assets available for
  plan benefits                       3,528,289   (894,721)   (144,521)   4,000,474   6,155,920   7,320,452    905,916   20,871,809
Net assets available for plan
  benefits, beginning of year        16,704,803    903,158     145,476   16,302,943  83,759,143  29,023,626    987,504  147,826,653
Net interfund transfers                 213,762     (8,437)       (955)     296,163  (1,819,332)    591,072    727,727        --
                                    -----------   --------    --------   ----------  ----------  ----------  ---------  -----------
Net assets available for plan
  benefits, end of year             $20,446,854       -           -      20,599,580  88,095,731  36,935,150  2,621,147  168,698,462
                                    ===========   ========    ========   ==========  ==========  ==========  =========  ===========

                See accompanying notes to financial statements.

                           BECKMAN INSTRUMENTS, INC.
                          SAVINGS AND INVESTMENT PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1992



                                               SmithKline                             Interest
                                   Beckman      Beechman      Allergan    Balanced     Income      Equity     Index
                                 Stock Fund    Stock Fund    Stock Fund     Fund        Fund        Fund       Fund      Total
                                 -----------   -----------  -----------  ----------  ----------  -----------  --------  ---------
Additions to plan assets
  attributed to:
    Realized gains on:
      Investment in employer's
        common stock             $   134,136       --            --          --          --          --         --          134,136
      Investment in other
        common stock                   --       17,512,209   1,913,796       --          --          --         --       19,426,005
      Other investments                --          --            --      1,382,134       --         826,835     2,034     2,211,003
                                 ------------  -----------  ----------  -----------  ----------  ----------   -------   -----------
          Total realized gains       134,136    17,512,209   1,913,796   1,382,134       --         826,835     2,034    21,771,144
    Unrealized gains (losses)        382,565   (19,773,737) (1,964,999)   (596,419)      --       2,093,372    14,945   (19,844,273)
                                 ------------  -----------  ----------  -----------  ----------  ----------   -------   -----------
    Net appreciation
      (depreciation) in fair
      value of investments           516,701    (2,261,528)    (51,203)    785,715       --       2,920,207    16,979     1,926,871
    Dividends                         22,849       620,535      52,670     411,539       --       1,001,098     9,375     2,118,066
    Interest                           1,871         4,418         594     225,063   5,962,359        3,382       --      6,197,687
                                 ------------  ------------  ----------  ----------  ---------   ----------   -------    ----------
          Total investment
            income (expense)         541,421    (1,636,575)      2,061   1,422,317   5,962,359    3,924,687    26,354    10,242,624
                                 ------------  -----------  ----------  -----------  ----------  ----------   -------   -----------
    Contributions:
      Beckman Instruments, Inc.      158,281       --             --         --      3,727,174       --           --      3,885,455
      Employees                       54,372       --             --     2,904,226   5,094,051    4,312,744   100,415    12,465,808
                                 ------------  ------------  ----------  ----------  ---------   -----------   --------  ----------
          Total contributions        212,653       --             --     2,904,226   8,821,225    4,312,744   100,415    16,351,263
                                 ------------  -----------  ----------  -----------  ----------  ----------   -------   -----------
          Total additions            754,074    (1,636,575)      2,061   4,326,543  14,783,584    8,237,431   126,769    26,593,887
Deductions from plan assets
  attributed to distributions
  of benefits                         57,632     1,321,091     200,550   1,032,381   5,646,965    1,726,665       --      9,985,284
                                 ------------  -----------   ---------   ---------   ----------  ----------    ---------  ---------
Net increase (decrease) in
  net assets available for
  plan benefits                      696,442    (2,957,666)   (198,489)  3,294,162   9,136,619    6,510,766   126,769    16,608,603
Net assets available for plan
  benefits, beginning of year      1,135,101    28,635,540   4,014,875  12,200,561  62,731,096   22,500,877       -     131,218,050
Net interfund transfer            14,873,260   (24,774,716) (3,670,910)    808,220  11,891,428       11,983   860,735       --
                                 -----------   ------------  ---------   ----------  ----------  ----------  --------   -----------
Net assets available for plan
  benefits, end of year          $16,704,803       903,158     145,476   16,302,943  83,759,143  29,023,626   987,504   147,826,653
                                 ===========   ===========   =========   ==========  ==========  ==========   =======   ===========


See accompanying notes to financial statements.

                           BECKMAN INSTRUMENTS, INC.
                          SAVINGS AND INVESTMENT PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1991

                                               SmithKline                                   Interest
                                 Beckman        Beecham       Allergan       Balanced        Income         Equity
                                Stock Fund     Stock Fund    Stock Fund        Fund           Fund           Fund           Total
                                -----------    ----------    ----------     ----------     ----------     ----------     -----------
Additions to plan assets
  attributed to:
   Realized gains on:
     Investment in employer's
       common stock              $  56,314         --            --             --             --             --              56,314
     Investment in other
       common stock                 --          1,624,017       202,463         --             --             --           1,826,480
     Other investments              --             --            --             58,557         --          1,273,316       1,331,873
                                ----------     ----------     ---------     ----------     ----------     ----------     -----------
        Total realized gains        56,314      1,624,017       202,463         58,557         --          1,273,316       3,214,667
   Unrealized gains, net           154,116      7,996,347     1,005,423      1,360,981         --          2,432,610      12,949,477
                                ----------     ----------     ---------     ----------     ----------     ----------     -----------
   Net appreciation in fair
     value of Investments          210,430      9,620,364     1,207,886      1,419,538         --          3,705,926      16,164,144
   Dividends                        18,480        670,446        58,400        137,170         --            934,552       1,819,048
   Interest                            116          2,146           330        492,154      4,897,372          4,456       5,396,574
                                ----------     ----------     ---------     ----------     ----------     ----------     -----------
        Total investment income    229,026     10,292,956     1,266,616      2,048,862      4,897,372      4,644,934      23,379,766
                                ----------     ----------     ---------     ----------     ----------     ----------     -----------
   Contributions:
     Beckman Instruments, Inc.      --             --            --             --          3,611,143         --           3,611,143
     Employees                      --             --            --          2,473,146      5,105,471      3,832,586      11,411,203
                                ----------     ----------     ---------     ----------     ----------     ----------     -----------
        Total contributions         --             --            --          2,473,146      8,716,614      3,832,586      15,022,346
                                ----------     ----------     ---------     ----------     ----------     ----------     -----------
        Total additions            229,026     10,292,956     1,266,616      4,522,008     13,613,986      8,477,520      38,402,112
Deductions from plan assets
  attributed to distributions
  of benefits                       64,572      1,443,637       241,488        738,605      4,697,822      1,794,587       8,980,711
                                ----------     ----------     ---------     ----------     ----------     ----------     -----------
Net increase in net assets
  available for plan benefits      164,454      8,849,319     1,025,128      3,783,403      8,916,164      6,682,933      29,421,401
Net assets available for plan
  benefits, beginning of year    1,050,977     21,967,885     3,326,614      8,007,449     51,720,150     15,723,574     101,796,649
Net interfund transfers            (80,330)    (2,181,664)     (336,867)       409,709      2,094,782         94,370         --
                                ----------     ----------     ---------     ----------     ----------     ----------     -----------
Net assets available for
  plan benefits, end of year    $1,135,101     28,635,540     4,014,875     12,200,561     62,731,096     22,500,877     131,218,050
                                ==========     ==========     =========     ==========     ==========     ==========     ===========


See accompanying notes to financial statements.

                           BECKMAN INSTRUMENTS, INC.
                          SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements

                           December 31, 1993 and 1992



(1)    Description of Plan

       General

       Beckman Instruments, Inc. (the "Company") established and adopted the Beckman Instruments, Inc. Savings and Investment Plan (the "Plan") effective August 1, 1989. The Company established the Plan as a result of the distribution of all its stock previously held by SmithKline Beckman Corporation.

       The Plan is a defined contribution plan covering substantially all employees of the Company who have completed three months of continuous employment and 500 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Corporate Benefits Committee (the "Committee") whose members are appointed by the Board of Directors of the Company.

       The Plan was restated in August 1992 and the Plan document incorporates all amendments made to the Plan through August 1992.

       Contributions

       Participants may elect to contribute up to 15% of their eligible compensation in the form of pre-tax and/or after-tax withholdings, although the combined contribution cannot exceed 15% of eligible compensation.

       Company matching contributions to the Plan are allocated to participants based on a specified percentage of actual employee contributions. Forfeitures of the Company match will be first used to reinstate previously forfeited balances of certain former employees that are reemployed by the Company and then will be used to reduce future Company contributions.

       Upon commencement of benefit payments, participants are subject to Federal income tax on the receipt of participant pre-tax contributions, Company matching contributions and earnings on all contributions.

       Investment Options

       Participants have a choice of five different investment funds for their contributions. Participants have a choice of the Interest Income Fund and the Beckman Stock Fund for the Company contributions. As of November 30, 1992, the Allergan Stock Fund and SmithKline Beecham Stock Fund were terminated as investment options and, accordingly, investments from past contributions were transferred to the remaining five funds in the Plan.




                                                                     (Continued)

                           BECKMAN INSTRUMENTS, INC.
                          SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements



       Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds.

       Income on investment funds is allocated to participants' accounts based on the participants' investment fund balance as a percentage of the total investment fund balance.

       A description of each investment fund follows:

       Beckman Stock Fund - The Beckman Stock Fund is invested in Beckman Instruments, Inc. common stock.

       SmithKline Beecham Stock Fund - The SmithKline Beecham Stock Fund was invested in SmithKline Beecham equity units. SmithKline Beckman Corporation merged with Beecham Group p.l.c. to form SmithKline Beecham subsequent to the spinoff of Beckman Instruments, Inc. common stock to its shareholders.

       Allergan Stock Fund - The Allergan Stock Fund was invested in Allergan, Inc. common stock. Allergan, Inc. was previously a subsidiary of SmithKline Beckman Corporation.

       Balanced Fund - The Balanced Fund is invested primarily in stocks, bonds and cash. The stock portfolio consists of large, intermediate and small companies. The bond portfolio consists of U.S. Treasury, U.S. Agency and corporate issues. The Fund is managed by Brinson Partners, Inc. under the name "U.S. Balanced Portfolio."

       Interest Income Fund - The Interest Income Fund is invested in a portfolio of group annuity contracts issued by major insurance companies and banks.

       Equity Fund - The Equity Fund is invested in a portfolio of common stocks to meet the objective of long-term growth of capital and income. The Fund is managed by The Vanguard Group under the name "Windsor Fund."

       Index Fund - The Index Fund invests in all of the stocks included in the S&P 500 Index in about the same proportions as they are represented in the S&P 500 Index. The fund is managed by The Vanguard Group under the name "Vanguard Index Trust-500 Portfolio."





                                                                     (Continued)

                           BECKMAN INSTRUMENTS, INC.
                          SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements





       The number of participants for each Fund is as follows:

                                                                               1993                1992
                                                                               ----                ----
                                                                            (unaudited)         (unaudited)
               Beckman Stock Fund                                            2,616               2,490
               SmithKline Beecham Stock
                 Fund                                                          -                    34
               Allergan Stock Fund                                             -                    28
               Balanced Fund                                                 2,609               2,559
               Interest Income Fund                                          4,162               4,221
               Equity Fund                                                   2,964               2,934
               Index Fund                                                      646                 336
               Total Plan participants                                       4,305               4,276

       Benefits and Vesting

       Participants become entitled to payment of the total vested value of their accounts at the time of termination, retirement, permanent layoff, permanent disability or death. Upon death, one lump sum distribution is made during the year of death. If total vested value is greater than $3,500, the participants may elect to postpone their one lump sum distribution until as late as the year following the year in which they attain age 70-1/2.

       Participants' interests in the Company's contributions, income, gains and losses on investments become fully vested following completion of three years of service. Participants also become fully vested upon reaching normal retirement age, permanent layoff, death or permanent disability. Participants immediately vest in the value of their contributions.

       Continuation of the Plan

       The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and nonforfeitable without regard to the years of service of such participants.

(2)    Summary of Significant Accounting Policies

       Basis of Accounting

       The accompanying financial statements have been prepared on the accrual basis of accounting.





                                                                     (Continued)

                           BECKMAN INSTRUMENTS, INC.
                          SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements



       Investment Valuation

       Investments are stated at fair value. The fair value of the common stock is based upon quotations obtained from national securities exchanges on the last business day of the Plan year. The fair values of the mutual funds and the commingled funds are based upon the net asset value reported by the funds. The purchases and sales of securities are recorded as of the date of trade. The average cost method is used in determining gains and losses on the sales of securities.

       Investments in group contracts with insurance companies are stated at contract value which approximates market.

       Expenses of the Plan

       Administrative expenses are paid by the Company.

       Reclassifications

       Reclassifications of prior year amounts have been made to conform to the current year presentation.

(3)  Net Assets Available to Participants

     Net assets available to terminated and continuing participants are as follows:

                                                                                  1993                1992
                                                                                  ----                ----
       Net assets available for plan benefits:
            Available to terminated participants                              $   4,035,420           2,795,872
            Available to continuing participants                                164,663,042         145,030,781
                                                                                -----------         -----------

                   Total net assets available to
                     participants                                             $ 168,698,462         147,826,653
                                                                                ===========         ===========

(4)  Realized Gains and Losses

       Upon sale of investments, the fair value of common stock is based upon quotations obtained from national securities exchanges on the date of trade. The fair values of the mutual funds and the commingled funds are based upon the net asset value reported by the funds. The cost of the financial instruments is determined by using the average cost method.





                                                                     (Continued)

                           BECKMAN INSTRUMENTS, INC.
                          SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements





       The following is a summary of aggregate proceeds, aggregate costs and resulting gains or losses on the sales of securities for the years ended December 31, 1993, 1992, and 1991.

                                                                                 1993
                                                            ------------------------------------------------
            Fund                                              Proceeds              Cost             Gain
            ----                                              --------              ----             ----
       Beckman Stock                                        $  3,563,319          3,449,948         113,371
       SmithKline Beecham Stock                                  207,630            207,630            -
       Allergan Stock                                             54,989             54,989            -
       Balanced                                                4,298,999          4,295,405           3,594
       Interest Income                                        43,013,627         43,013,627            -
       Equity                                                  8,337,645          8,149,775         187,870
       Index                                                     260,322            250,285          10,037
                                                             -----------         ----------         -------
            Total                                            $59,736,531         59,421,659         314,872
                                                             ===========         ==========         =======

                                                                                   1992
                                                           -------------------------------------------------
            Fund                                              Proceeds             Cost             Gain
            ----                                              --------             ----             ----

       Beckman Stock                                        $ 10,690,198         10,556,062          134,136
       SmithKline Beecham Stock                               35,328,211         17,816,002       17,512,209
       Allergan Stock                                          5,104,658          3,190,862        1,913,796
       Balanced                                               30,069,410         28,687,276        1,382,134
       Interest Income                                        50,031,920         50,031,920             -
       Equity                                                  7,321,448          6,494,613          826,835
       Index                                                       2,034             -                 2,034
                                                            ------------        -----------       ----------
            Total                                           $138,547,879        116,776,735       21,771,144
                                                            ============        ===========       ==========


                                                                                    1991
                                                            -------------------------------------------------
            Fund                                              Proceeds              Cost             Gain
            ----                                              --------              ----             ----

       Beckman Stock                                         $   181,558            125,244           56,314
       SmithKline Beecham Stock                                4,336,745          2,712,728        1,624,017
       Allergan Stock                                            748,979            546,516          202,463
       Balanced                                                5,239,808          5,181,251           58,557
       Interest Income                                        44,014,984         44,014,984             -
       Equity                                                  7,127,247          5,853,931        1,273,316
                                                             -----------         ----------        ---------
            Total                                            $61,649,321         58,434,654        3,214,667
                                                             ===========         ==========        =========





                                                                     (Continued)

                           BECKMAN INSTRUMENTS, INC.
                          SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements


(5)  Assets Held for Investment

       Information regarding assets held for investment as of December 31, 1993 and 1992 is as follows:

                                             1993                                            1992
                             ---------------------------------------      ------------------------------------------
                             Shares or                         Fair       Shares or                       Fair
                               Units           Cost            Value        Units         Cost            Value
                             ---------         ----            -----      ---------       ----            -----
Common stocks:
  Allergan, Inc.                  -       $      -               -              5,324   $      64,003        138,424
  Beckman Instru-
   ments, Inc.                  740,053      16,669,876      20,258,951       686,029      15,409,461     16,378,942
  SmithKline Beecham
   Corporation                    -              -               -             25,646         294,177        849,524

Mutual fund:
  Vanguard Windsor Fund       2,651,601      34,316,961      36,883,767     2,283,714      29,006,121     29,094,511
  Vanguard Index Trust-
   500 Portfolio                 57,763       2,407,375       2,531,751        20,612         829,513        844,459

Balanced funds:
  Brinson Partners,
   commingled funds:
    Fixed income:
      International cash
       management fund        3,165,779       3,165,779       3,165,779     2,611,580       2,611,580      2,611,580
      Institutional
       bond fund                 84,168       9,603,440      10,739,437       102,729       8,044,643      8,446,161
       Equity:
         Institutional
          equity fund            51,638       5,891,792       6,588,735        34,075       4,935,456      5,181,811
                                            -----------     -----------                     ---------      ---------
                                             18,661,011      20,493,951                    15,591,679     16,239,552
Commingled interest
 income funds:
  Interest income
   fund:
    Bankers' Trust
     Basic                   10,029,548      10,029,548      10,029,548    10,311,678      10,311,678     10,311,678

    Group insurance
     contracts:
      Aetna Plan
       Contract               9,664,988       9,664,988       9,664,988     8,866,962       8,866,962      8,866,962
      Peoples Security
       Life                  10,028,577      10,028,577      10,028,577       101,506         101,506        101,506
      John Hancock
       Life GAC              14,624,675      14,624,675      14,624,675    13,417,133      13,417,133     13,417,133
      Metropolitan,
       8% rate, matures
       6-15-98               21,904,496      21,904,496      21,904,496    20,281,941      20,281,941     20,281,941
      Provident
       National
       Assurance GIC              -              -               -          7,592,894       7,592,894      7,592,894
      Provident
       National
       Assurance GIC         10,071,359      10,071,359      10,071,359    12,230,712      12,230,712     12,230,712
      Other                   9,893,114       9,893,114       9,893,114     9,420,287       9,420,287      9,420,287
                                            -----------     -----------                   -----------    -----------
                                             86,216,757      86,216,757                    82,223,113     82,223,113
                                            -----------     -----------                   -----------    -----------
                                          $ 158,271,980     166,385,177                  $143,418,067    145,768,525
                                            ===========     ===========                   ===========    ===========

                                                                     (Continued)

                           BECKMAN INSTRUMENTS, INC.
                          SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements





       The Plan's investments (including investments bought, sold and held) appreciated/(depreciated) in value during the years ended December 31, 1993, 1992 and 1991 as follows:

                                                            1993               1992            1991
                                                            ----               ----            ----
             Net appreciation (depreciation)
               in fair value:
                 Common stocks                           $ 2,103,197        (1,796,030)      11,038,680
                 Equity fund                               2,666,288         2,920,207        3,705,926
                 Index fund                                  119,467            16,979           __
                 Balanced fund                             1,188,627           785,715        1,419,538
                                                           ---------         ---------        ---------
                                                         $ 6,077,579         1,926,871       16,164,144
                                                           =========         =========       ==========



(6)  Tax Status

       The Company received a determination letter from the Internal Revenue Service in 1991 indicating that the Plan qualifies under Sections 401(a) and 401(k) of the Internal Revenue Code, and accordingly, no provision is made for Federal income tax pursuant to Section 501(a) of the Internal Revenue Code.

                                                                      Schedule 1
                           BECKMAN INSTRUMENTS, INC.
                          SAVINGS AND INVESTMENT PLAN
                Schedule of Assets Held for Investment Purposes
                               December 31, 1993



                                                         Shares or                                    Fair
                                                           Units                  Cost                Value
                                                         ---------                ----                -----
Common stocks:
    Beckman                                                740,053             $ 16,669,876          20,258,951
                                                                                 ----------          ----------

Equity fund:
    Vanguard Windsor Fund                                2,651,601               34,316,961          36,883,767
                                                                                 ----------          -----------

Index fund:
    Vanguard Index Trust-
      500 Portfolio                                         57,763                2,407,375           2,531,751
                                                                                 ----------          ----------

Balanced fund:
    Brinson Partners commingled funds:
         Fixed income:
             International cash management
               fund                                      3,165,779                3,165,779           3,165,779
             Institutional bond fund                        84,168                9,603,440          10,739,437
         Equity:
             Institutional equity fund                      51,638                5,891,792           6,588,735
                                                                                 ----------          ----------


                                                                                 18,661,011          20,493,951
                                                                                 ----------          ----------

                                                                     (Continued)


See accompanying independent auditors' report.

                           BECKMAN INSTRUMENTS, INC.
                          SAVINGS AND INVESTMENT PLAN
                Schedule of Assets Held for Investment Purposes
                               December 31, 1993




                                         Maturity         Shares or                                    Fair
                                           Date             Units                  Cost                Value
                                         --------         ---------                ----                -----
Interest Income Fund:
    Bankers' Trust Basic                 11/25/02         10,029,548          $  10,029,548          10,029,548
                                                                                -----------         -----------
Group Insurance Contracts:
    Aetna Plan 013274,
      contract 01402                       9/1/95          9,664,988              9,664,988           9,664,988
                                           9/1/96
                                           9/1/97
                                           9/1/98

Capital Holding:
    GIC-BDA00039TR                        2/15/99         10,028,577             10,028,577          10,028,577
    GIC-BDA00039TR-2                      9/25/03          3,498,130              3,498,130           3,498,130

John Hancock:
    GAC #5972                            12/15/96         14,624,675             14,624,675          14,624,675
                                         12/15/97
                                         12/15/98

Metropolitan Life:
    GAC #11771                            6/30/94          4,190,329             4,190,329            4,190,329
    Plan 13014                            6/15/98         21,904,496            21,904,496           21,904,496


Provident:
    GIC 027-04582-02A                    12/29/95         10,071,359             10,071,359          10,071,359

Prudential:
    GA 6430                              12/31/94          2,204,655              2,204,655           2,204,655
                                                                                  ---------         -----------

Total group insurance
  contracts                                                                      76,187,209          76,187,209
                                                                                -----------         -----------
Total investments                                                             $ 158,271,980         166,385,177
                                                                                ===========         ===========


See accompanying independent auditors' report.

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       BECKMAN INSTRUMENTS, INC.
                                       SAVINGS AND INVESTMENT PLAN

                                       as Directed by Beckman Instruments, Inc.
                                       By:  Mellon Bank, as Trustee


Date: June 24, 1994                    By: /s/ SUSAN M. HOLLINGSWORTH
                                           ------------------------------------
                                           Susan M. Hollingsworth
                                           Associate Counsel

                               INDEX TO EXHIBITS


Exhibit                                                       Sequential
Number           Description                                  Page Number
- - - ------           -----------                                  -----------
 23              Consent of KPMG Peat Marwick                      21